Icahn Capital L.P.
767 Fifth Avenue, 47th Floor
New York, New York 10153

Mark DiPaolo, Assistant General Counsel	Direct Dial: (212) 702-4361
Email: mdipaolo@sfire.com

November 2, 2012

Via EDGAR and Email

United States Securities and Exchange Commission
Division of Corporation Finance -- Office of Mergers & Acquisitions
One Station Place – 100 F Street, N.E.
Washington D.C. 20549-3628
Attention:  Mr. David L. Orlic, Special Counsel

Re:	Oshkosh Corporation
Schedule TO-T filed by Icahn Capital LP et al.
Filed on October 17, 2012
File No. 005-36854

Dear Mr. Orlic:

                Set forth below, on behalf of Icahn Capital LP, a limited partnership governed by the laws of Delaware, et al. (collectively, the “Filing Persons”), are responses to the comments contained in the letter (the “Comment Letter”) from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) received by Mark DiPaolo, Assistant General Counsel to Icahn Enterprises L.P. and certain affiliates, via email on October 26, 2012, relating to the Schedule TO-T, filed by the Filing Persons with the Commission on October 17, 2012 (the “Original Schedule TO”).  The paragraph numbers set forth below correspond to the numbers contained in the Comment Letter.

This letter is being filed with the Commission electronically today.  In addition to the electronic filing, we are delivering via email a pdf copy of this letter.

General

1.
In response to the Staff’s comment, the Filing Persons respectfully note that achieving the 25% percent threshold is not a condition to the Offer.  If the conditions to the Offer are satisfied on or prior to the expiration date of the Offer, the Offeror will promptly purchase any and all Shares that are validly tendered in the Offer and not properly withdrawn on such date, even if less than such 25% threshold.  In the Original Schedule TO, the Offeror indicated that it intends to extend the Offer if on the expiration date at least 25% of the outstanding Shares are validly tendered in the Offer and not properly withdrawn on such date, even if some or all of the conditions to the Offer are not satisfied on such date.  Therefore, if on the expiration date, based on the records of the Depositary for the Offer, at least 25% of the outstanding Shares are validly tendered in the Offer and not properly withdrawn, the Offeror intends to extend the expiration date of the Offer via press release under Rule 14e-1(d) of the Securities Exchange Act of 1934, as amended, and in such press release the Offeror will attach the tally of the Depositary which shows the approximate number of Shares deposited as of the expiration date.

2.
In response to the Staff’s comment, the Filing Persons note that they have revised the signature pages to each of Amendment No. 1 and Amendment No. 2 to the Original Schedule TO, which was filed on October 22, 2012 and October 29, 2012, respectively, to include Icahn Enterprises G.P., Inc. and Beckton Corp. as signatories and will continue to do so in any future amendments.

Conditions of the Offer, page 26

3.
In response to the Staff’s comment, the Filing Persons advise the Staff that while they may assert conditions regardless of the circumstances giving rise to any such condition, they understand that they do not have the ability to elect to purposefully cause a condition not to be satisfied.

        Each Filing Person acknowledges that:

•	such Filing Person is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	such Filing Person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing, please contact the undersigned at (212) 702-4361 or Keith Schaitkin, General Counsel, at (212) 702-4380.

Very truly yours,

                                                                                                                /s/ Mark DiPaolo